EXHIBIT 16

December 13, 2018

Total Asia Associates PLT
Block C-3-1, Megan Avenue 1,
189, Off Jalan Tun Razak,
50400, Kuala Lumpur, Malaysia

Attention: Peter Ng Weng Sum

Re: Ajia Innogroup Holdings, LTD (previously, Wigi4you, Inc)

We are not aware of any circumstances you should take into account that might influence your decision on whether or not to accept the appointment.

We understand that the change of auditors was due to a change in management.

We are not aware of any ongoing business or other relationships between MNP LLP (“MNP”) and/or its affiliates with Ajia Innogroup Holdings, LTD (previously, Wigi4you, Inc)

Yours very truly,

MNP LLP

/s/ Elena Ruttan

Elena Ruttan, CPA, CA
Partner | Assurance Services

/jg